Exhibit 77H:  Changes in Control of Registrant
----------------------------------------------

On December 17, 2010, the Tributary Core Equity Fund and the Tributary Small Company Fund (the "Funds") commenced the operation of Institutional Plus Class shares following an investment in such shares of the Funds by the State of Nebraska's 529 College Savings Plan (the "Plan"). The Plan holds of record all of the Institutional Plus Class shares for each of the Funds as trustee for its underlying beneficiaries. As of March 31, 2011, the Institutional Plus Class shares represented 59% of the total outstanding voting shares of the Core Equity Fund and 45% of the total outstanding voting shares of the Tributary Small
Company Fund. Persons who own of record or beneficially more than 25% of a Fund's outstanding shares may be deemed to "control" the Fund within the meaning of the Investment Company Act of 1940, as amended. The Funds know of no other persons who may be deemed to have acquired control of a Fund during the reporting period.